July 23, 2024

Deanna White
Chief Executive Officer
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

       Re: Surf Air Mobility Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 11, 2024
           File No. 333-279929
Dear Deanna White:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Plan of Distribution, page 26

1. We note your response to prior comment 2. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
General

2. Please provide disclosure, where appropriate, to clarify the relationship between this registration statement and the prior registration statements filed on September 19,
       2023 (File No. 333-274573) and November 9, 2023 (File No. 333-275434).
 July 23, 2024
Page 2

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:   Peter Wardle